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SECURITIES AND E
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08027093

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65566

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NICOL INVESTOR CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 EXECUTIVE PARK
(No. and Street)

GRANITE CITY	IL	62040-0907
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ANNA E. SABAN (314) 997-1766
(Area Code – Telephone Number)

Mail Processing Section

B. ACCOUNTANT IDENTIFICATION

FEB 28 2008

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SCHEFFEL & COMPANY, P.C.
(Name – *if individual, state last, first, middle name*)

Washington, DC
102

322 STATE STREET	ALTON	IL	62002
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, ANNA E. SABAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NICOL INVESTORS CORPORATION, as of DECEMBER 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Anna E. Saban
Signature

CFO & FINOP
Title

Beth Reiter
Notary Public

"OFFICIAL SEAL"
NOTARY PUBLIC STATE OF ILLINOIS
BETH A REITER
COMMISSION EXPIRES 08/02/08

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NICOL INVESTORS CORPORATION
TABLE OF CONTENTS
DECEMBER 31, 2007

Scheffel & Company, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

Richard C. Scheffel, C.P.A.
Dennis E. Ulrich, C.P.A.
Ronald C. Schneider, C.P.A.
Michael E. Fitzgerald, C.P.A.
Kimberly S. Loy, C.P.A.
Steven P. Langendorf, C.P.A.
Steven C. Pembrook, C.P.A.

322 State Street
Alton, IL 62002
618-465-4288 Fax 462-3818

143 N. Kansas
P.O. Box 633
Edwardsville, IL 62025
618-656-1206 Fax 656-3536

#2 Woodcrest
Professional Park
Highland, IL 62249
618-654-9895 Fax 654-9898

106 County Road
Jerseyville, IL 62052
618-498-6841 Fax 498-6842

Rural Rt. 3, Box 129BA
U.S. Highway 67 North
Carrollton, IL 62016
217-942-3821 Fax 942-6614

February 22, 2008

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholder
Nicol Investors Corporation
Granite City, Illinois

We have audited the accompanying statement of financial condition of Nicol Investors Corporation (an S Corporation and wholly-owned subsidiary of Nicol Enterprises, Inc.) (the Company) as of December 31, 2007, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nicol Investors Corporation at December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Scheffel & Company, P.C.

Richard C. Scheffel, C.P.A.
Dennis E. Ulrich, C.P.A.
Ronald C. Schneider, C.P.A.
Michael E. Fitzgerald, C.P.A.
Kimberly S. Loy, C.P.A.
Steven P. Langendorf, C.P.A.
Steven C. Pembrook, C.P.A.

Scheffel & Company, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

☒ 322 State Street
Alton, IL 62002
618-465-4288 Fax 462-3818

☐ 143 N. Kansas
P.O. Box 633
Edwardsville, IL 62025
618-656-1206 Fax 656-3536

☐ #2 Woodcrest
Professional Park
Highland, IL 62249
618-654-9895 Fax 654-9898

☐ 106 County Road
Jerseyville, IL 62052
618-498-6841 Fax 498-6842

☐ Rural Rt. 3, Box 129BA
U.S. Highway 67 North
Carrollton, IL 62016
217-942-3821 Fax 942-6614

February 22, 2008

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors and Stockholder
Nicol Investors Corporation
Granite City, Illinois

In planning and performing our audit of the financial statements and supplemental schedule of Nicol Investors Corporation (a wholly-owned subsidiary of Nicol Enterprises, Inc.) (the Company) as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control), as a basis for designing, our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitation in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Schaffel & Company, P.C.

EXHIBIT "A"

NICOL INVESTORS CORPORATION
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash and Cash Equivalents	$	23,717
Commissions Receivable		26,014
Receivable from Clearing Organization		15,018
Prepaid Expenses and Other Assets		5,306
Equipment, net of accumulated depreciation of $11,253		1,183
Total Assets	$	71,238

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Commissions Payable	$	20,205
Accrued Payroll and Related Taxes		4,633
Dues Collected in Advance		14,612
Total Liabilities	$	39,450
Stockholder's Equity:		
Common Stock, $0.25 Par Value, Authorized 400,000 Shares, 133,672 Shares Issued and Outstanding	$	33,418
Additional Paid-In Capital		126,782
Retained Earnings (Deficit)		(128,412)
Total Stockholder's Equity	$	31,788
Total Liabilities and Stockholder's Equity	$	71,238

The accompanying notes are an integral part of these financial statements.

EXHIBIT "B"

NICOL INVESTORS CORPORATION
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2007

REVENUES:	
Commissions and Trails Revenue	$ 538,660
Other Income	53,258
Total Revenues	$ 591,918
EXPENSES:	
Commissions	$ 453,221
Salaries and Wages	83,151
Occupancy Rental	12,000
Depreciation	2,399
Insurance	5,075
License and Fees	4,973
Professional Fees	8,754
Travel and Entertainment	4,761
Advertising	998
Supplies	6,916
Training and Meetings	4,300
Brokerage and NASD Fees	10,976
Website and Email Expense	5,940
Education	2,380
Miscelleaneous	176
Total Expenses	$ 606,020
NET LOSS	$ (14,102)

The accompanying notes are an integral part of these financial statements.

EXHIBIT "C"

NICOL INVESTORS CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

	Common Stock		Additional Paid-in	Retained Earnings	Total Stockholder's
	Shares	Amount	Capital	(Deficit)	Equity
Balances at December 31, 2006	125,792	$31,448	$ 109,052	$ (114,310)	$ 26,190
Purchase of Common Stock	7,880	1,970	17,730		19,700
Net Loss				(14,102)	(14,102)
Balances at December 31, 2007	133,672	$33,418	$ 126,782	$ (128,412)	$ 31,788

The accompanying notes are an integral part of these financial statements.

EXHIBIT "D"

NICOL INVESTORS CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

Cash Flows from Operating Activities:	
Net Loss	$ (14,102)
Adjustments to Reconcile Net Loss to Net Cash from Operating Activities:	
Depreciation Expense	2,399
(Increase) Decrease in Operating Assets:	
Commissions Receivable	(1,762)
Receivable from Clearing Organization	(18)
Intercompany Receivable	3,757
Prepaid Expenses and Other Assets	(1,168)
Increase (Decrease) in Operating Liabilities:	
Accounts Payable	(1,837)
Commissions Payable	(16,225)
Accrued Payroll and Related Taxes	484
Dues Collected in Advance	7,715
Net Cash from Operating Activities	$ (20,757)
Cash Flows from Financing Activities:	
Purchase of Common Stock	$ 19,700
Net Cash from Financing Activities	$ 19,700
Net Decrease in Cash and Cash Equivalents	$ (1,057)
Cash and Cash Equivalents	
Beginning of Year	24,774
End of Year	$ 23,717

The accompanying notes are an integral part of these financial statements.

NICOL INVESTORS CORPORATION
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2007

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Nicol Investors Corporation (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company is an Illinois corporation operated from Granite City, Illinois and operating in various states throughout the United States. The Company is a wholly-owned subsidiary of Nicol Enterprises, Inc.

The Company offers mutual funds and variable contracts on an application-way basis to retail clients. The Company also offers its clients the ability to open general securities accounts through a clearing broker-dealer. The Company's primary focus is to provide financial advice to middle income families.

With respect to this activity, the Company promptly forwards all funds and securities received and does not otherwise hold funds or securities for, or owe money or securities to, customers and does not otherwise carry customer accounts. Accordingly, the Company is exempt from Rule 15c3-3 under the Securities Exchange Act of 1934.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company is engaged in a single line of business as a registered broker-dealer. The financial statements have been prepared on the accrual basis.

Cash and Cash Equivalents

The Company defines cash equivalents as short-term, highly liquid investments with original maturities of 90 days or less.

Equipment

The Company carries equipment at cost net of accumulated depreciation. Depreciation is computed over five years using an accelerated method. Maintenance and repairs are expensed as incurred while major additions and improvements are capitalized.

Dues Collected in Advance

Dues collected in advance represents monies collected upfront by the Company during the current year from their registered associates for various dues and licensing fees related to 2008.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Securities Transactions and Commissions

Customer security transactions are reported on a settlement date basis with related commission revenue and expenses reported on a trade date basis. At December 31, 2007, management considers all commissions receivable as collectible, therefore, an allowance for uncollectible amounts is not necessary.

Advertising Costs

Advertising expenses are charged to operations when incurred. Advertising costs for the year totaled $998.

Income Taxes

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the stockholders are liable for individual federal income taxes on their respective shares of taxable income.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3. CASH AND SECURITIES SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

No cash has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission. The Company does not hold any customer funds; accordingly, no reserve account is required.

NOTE 4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2007, the Company had net capital of $25,299 which was $20,299 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 156 percent.

NOTE 5. SIPC ANNUAL ASSESSMENT

The Company is a member of the Securities and Investor Protection Corporation and has remitted all required assessments.

NOTE 6. LEASE COMMITMENTS

The Company automatically renewed a lease with a related party (majority stockholder in the Holding Company) for office space for a term of one year beginning January 1, 2007. The Company expensed $12,000 related to this lease during 2007. For 2008, the lease was automatically renewed for an additional period of one year for monthly payments of $1,000.

NOTE 7. RELATED PARTIES

The Company had the following related party, defined as shareholders who own greater than 5% of the Holding Company's common stock, transactions during 2007:

Commissions Expense	$311,101
Occupancy and Equipment Rental Expense	12,000
Salaries and Professional Fees	8,900

SCHEDULE "I"

NICOL INVESTORS CORPORATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2007

COMPUTATION OF NET CAPITAL

Total Stockholders' Equity (From Statement of Financial Condition)	$ 31,788
Deductions and/or Charges:	
Non-Allowable Assets:	
Prepaid Expenses and Other Assets	5,306
Equipment	1,183
Total Non-Allowable Assets	$ 6,489
Total Net Capital	$ 25,299

AGGREGATE INDEBTEDNESS

Items Included in Statement of Financial Condition	
Commissions Payable	20,205
Accrued Payroll and Related Taxes	4,633
Dues Collected in Advance	14,612
Total Aggregated Indebtedness	$ 39,450

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital Required	$ 5,000
Excess Net Capital	$ 20,299
Excess Net Capital at 1000%	$ 21,354
Ratio: Aggregate Indebtedness to Net Capital	156%

Reconciliation with Company's computation (included in Part II of Form X-17A-5(a)) as of December 31, 2007. There is no material difference from the Company's computation and Part II of Form X-17A-5(a) on December 31, 2007.

END